Filed by Schering-Plough Corporation pursuant to
Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Companies: Schering-Plough Corporation
Commission File No.: 333-159371

News Release

Merck	David Caouette	Merck	Eva Boratto
Media Contacts:	(908) 423-3461	Investor Contacts:	(908) 423-5185

	Amy Rose		Carol Ferguson
	(908) 423-6537		(908) 423-4465

Schering-Plough	Fred Malley	Schering-Plough	Janet Barth
Media Contact:	(908) 298-7428	Investor Contacts:	Joe Romanelli (908) 298-7436
Three New Directors Set For Newly-Combined Merck
WHITEHOUSE STATION, N.J. and KENILWORTH, N.J., September 3, 2009 — As part of the pending merger agreement between Merck & Co., Inc. (NYSE: MRK) and Schering-Plough Corporation (NYSE: SGP), the companies today announced that the following three representatives from the current Schering-Plough board of directors are expected to remain on the Board of the newly combined company upon completion of the merger: C. Robert Kidder, Patricia F. Russo, and Craig B. Thompson, M.D.
     “Bob and Pat will offer a range of significant global business experience, while Craig will bring valuable scientific and research expertise to the combined company’s Board of Directors,” said Richard T. Clark, chairman, president, and chief executive officer, who will continue to serve in that role for the new Merck. “These contributions, along with the excellent insights and perspectives of the current Merck Board will serve us well as we position the new Merck for sustainable growth and success as a global healthcare leader.”
     C. Robert Kidder, 64, has served as chairman and chief executive officer of 3Stone Advisors LLC, a private investment firm, since August 2006. Previously, he was a principal of investment firm Stonehenge Partners, Inc. from April 2004 to July 2006. He is chairman of Chrysler Group LLC and the lead director of Morgan Stanley. Kidder has been a Schering-Plough director since 2005.
     Patricia F. Russo, 57, served as chief executive officer of Alcatel-Lucent from 2006 to 2008. Prior to that, she served as chief executive officer of Lucent Technologies Inc. until its merger with Alcatel in 2006. She is a director for Alcoa Inc. and General Motors. Russo has been a Schering-Plough director since 1995 and lead director since Jan. 1, 2009.
     Craig B. Thompson, M.D., 56, has served as the director of the Abramson Cancer Center since 2006. Prior to that, he was the founding scientific director of the Abramson Institute, chair of the Department of Cancer Biology, and professor of medicine at the University of Pennsylvania. Thompson has been a Schering-Plough director since 2008.
     Visit www.merck.com/about/corporategovernance/board_members.html for more information on Merck’s current board.
     Merck and Schering-Plough continue to expect the merger to close in the fourth quarter of 2009.

About Merck
     Merck & Co., Inc. is a global research-driven pharmaceutical company dedicated to putting patients first. Established in 1891, Merck discovers, develops, manufactures and markets vaccines and medicines to address unmet medical needs. The Company devotes extensive efforts to increase access to medicines through far-reaching programs that not only donate Merck medicines but help deliver them to the people who need them. Merck also publishes unbiased health information as a not-for-profit service. For more information, visit www.merck.com.
About Schering-Plough
     Schering-Plough is an innovation-driven, science-centered global health care company. Through its own biopharmaceutical research and collaborations with partners, Schering-Plough creates therapies that help save and improve lives around the world. The company applies its research-and-development platform to human prescription, animal health and consumer health care products. Schering-Plough’s vision is to “Earn Trust, Every Day” with the doctors, patients, customers and other stakeholders served by its colleagues around the world. The company is based in Kenilworth, N.J., and its Web site is www.schering-plough.com.
Forward-Looking Statement
     This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, statements about the benefits of the proposed merger between Merck and Schering-Plough, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Merck’s and Schering-Plough’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.
     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the possibility that the expected synergies from the proposed merger of Merck and Schering-Plough will not be realized, or will not be realized within the expected time period, due to, among other things, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry; the ability to obtain governmental and self-regulatory organization approvals of the merger on the proposed terms and schedule; the actual terms of the financing required for the merger and/or the failure to obtain such financing; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; Merck’s and Schering-Plough’s ability to accurately predict future market conditions; dependence on the effectiveness of Merck’s and Schering-Plough’s patents and other protections for innovative products; the risk of new and changing regulation and health policies in the U.S. and internationally and the exposure to litigation and/or regulatory actions. Merck and Schering-Plough undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Merck’s 2008 Annual Report on Form 10-K, Schering-Plough’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, the joint proxy statement filed on June 25, 2009 and each company’s other filings with the Securities and Exchange Commission (the “SEC”) available at the SEC’s Internet site (www.sec.gov).
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